Proskauer Rose LLP 2049 Century Park East, 32nd Floor Los Angeles, California 90067-3206
Monica J. Shilling
Member of the Firm
d 310.284.4544
f 310.557.2193
mshilling@proskauer.com
www.proskauer.com

February 9, 2018

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Mr. Edward P. Bartz

Re:	TCG BDC, Inc. Registration Statement on Form N-2
Submitted December 15, 2017
File No. 333-222096

Dear Mr. Bartz:
In a telephone conversation on January 12, 2018, you provided us with verbal comments on the registration statement on Form N-2 (the “Registration Statement”) originally filed by TCG BDC, Inc. (the “Company”) on December 15, 2017. The Company has revised the Registration Statement to respond to your comments and today filed Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. The Company is concurrently filing this letter via EDGAR as a correspondence filing.
Set forth below are the comments of the staff of the Securities and Exchange Commission (the “Staff”) provided by you and immediately below each comment is the response with respect thereto and, where applicable, the first location in the relevant filing of the requested disclosure. Comments described with respect to one section (and the responses thereto) are applicable to other sections of the Registration Statement that contain similar disclosure. Capitalized terms used but not defined herein shall have the meanings set forth in the Registration Statement.
General

1.	If applicable, please disclose relevant information to investors to provide information about material impacts of the Tax Cuts and Jobs Act to the Company’s calculation of net asset value.
Response to Comment 1:
The Company has revised the disclosure on page 29 of Amendment No. 1 to add a risk factor discussing the Tax Cuts and Jobs Act.

2.
Listing of Securities—Please provide a representation that the Company will not use the term “senior” with respect to any debt offerings, unless the debt will in fact rank senior in priority to other outstanding debt of the Company.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

U.S. Securities and Exchange Commission
February 9, 2018

Response to Comment 2:
The Company represents to the Staff that the Company will not use the term “senior” with respect to future offerings of debt securities unless the debt will be senior in priority to other outstanding debt of the Company.

3.
Selling Shareholders—The identity of the Selling Shareholders should be disclosed in the Registration Statement instead of in any future relevant prospectus supplement. Please see Item 507 of Regulation S-K.

Response to Comment 3:
The Company respectfully submits that it has excluded the information required by Item 507 of Regulation S-K pursuant to Rule 430B(b)(2) under the Securities Act. Rule 430B(b)(2) permits the omission of the identities of selling security holders and amounts of securities to be registered on their behalf in a prospectus filed as part of a registration statement for offerings pursuant to Rule 415(a)(1)(i) under the Securities Act by an issuer eligible to use Form S-3 or Form F-3, provided that all conditions under Rule 430B(b)(2) are satisfied. BDCs, such as the Company, are required to register their securities on Form N-2, and are not permitted to file a registration statement on any other form. Rule 430B(b)(2), however, does not require the securities to be registered on Form S-3; it is sufficient that the issuer is “eligible to use” Form S-3.1 Thus, a BDC whose securities are to be offered or sold solely by or on behalf of its selling stockholders on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) is able to rely on Rule 430B(b) so long as it is “eligible to use” Form S-3 or Form F-3 and all conditions under Rule 430B(b)(2) are satisfied.
The Company meets the registration and transaction requirements necessary to qualify to use Form S-3. Specifically, the Company satisfies the registration requirements of Form S-3 because:

•	it is organized under the laws of the State of Maryland and has its principal business operations in the United States;

•	it has a class of securities registered pursuant to Section 12(b) of the Exchange Act;

1.
In the context of Rule 415(a)(1)(x) under the Securities Act, which applies to “securities registered (or qualified to be registered) on Form S-3 or Form F-3” that are to be offered or sold on a continuous or delayed basis by or on behalf of the registrant, the Staff has indicated in no-action letters that although closed-end funds are not eligible to register securities on Form S-3, close-end funds can rely on Rule 415(a)(1)(x). The Staff explained that, for purposes of Rule 415(a)(1)(x), it is sufficient that the securities be “qualified” to register on Form S-3, and that the Staff believes that a closed-end investment that meets the requirements of Form S-3 should be permitted to register under Rule 415(a)(1)(x) even though it is required file on Form N-2. See Pilgrim America Prime Rate Trust (May 1, 1998). See also Nuveen Virginia Premium Income Municipal Fund (October 6, 2006). The Company believes that the same rationale applies to the requirement under Rule 430B(b) in respect of “an issuer eligible to use Form S-3 or Form F-3.”

U.S. Securities and Exchange Commission
February 9, 2018

•	it has been subject to the requirements of Section 12 of the Exchange Act and has filed all the material required to be filed pursuant to Section 13, 14 or 15(d) for the preceding 12 calendar months;

•	it has filed in a timely manner all reports required to be filed during the preceding 12 calendar months; and

•	neither the Company nor any of its subsidiaries have:

◦	failed to pay any dividend or sinking fund installment on preferred stock; or

◦	defaulted on any installment of indebtedness for borrowed money or on any long-term leases.
Moreover, the Company satisfies the transaction requirement of Form S-3 because the securities being registered pursuant to the Registration Statement will be offered for cash by or on behalf of the Company or are outstanding securities to be offered for cash for the account of any person other than the registrant, and the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company was more than $75 million as of a date within 60 days prior to the date of filing of the Registration Statement.
Finally, the Company represents that all of the conditions in Rule 430B(b)(2) are satisfied.
In response to the Staff’s comment, the Company has revised the disclosure in the “Selling Stockholders” section of the Registration Statement on page 116 to clarify that the Company is unable to identify all known selling stockholders at this time. The selling stockholders who may participate in a public offering of the Company’s common stock under the Registration Statement entered into subscription agreements with the Company prior to the Company’s initial public offering, and have certain rights thereunder which grant them the option to participate in up to four registered underwritten secondary offerings initiated by the Company on behalf of the selling stockholders pursuant to the subscription agreements. Because these participation rights are exercisable at the option of the selling stockholders, at this time the Company is unable to identify with certainty the selling stockholders who may choose to participate in one or more future public offerings of the Company’s common stock. A “Shares Eligible For Future Sale” section has also been added to the Registration Statement on page 143 to describe in more detail the class of persons who may sell.
The Company will include the information required by Item 507 of Regulation of S-K in the relevant prospectus supplement once it identifies the stockholders who wish to participate as selling stockholders.

4.	Effective December 31, 2017, the Company ceased to be an emerging growth company. Please disclose this on the cover page.
Response to Comment 4:
The Company has revised the disclosure as requested on the cover page of Amendment No. 1.

U.S. Securities and Exchange Commission
February 9, 2018

5.
Please describe the credit ratings of the Company’s first lien and second lien loans or, if unrated, describe what they would be rated if rated by a nationally recognized statistical rating organization. If the credit ratings are below investment-grade, please describe as junk bonds in a parenthetical or otherwise.

Response to Comment 5:
The Company has revised the disclosure as requested on pages 3, 8, 32 and 79 of Amendment No. 1.
Cover Page

6.
Units—Please describe the units with specificity and fully explain to the Staff how the offering price will be allocated to components of the units. Also inform the Staff if the offering of the units could indirectly result in the Company selling shares of common stock at a price below net asset value. Also include in Part C—Other Information an undertaking to file for Staff review a post-effective amendment with respect to any units offering by the Company during the shelf offering period.

Response to Comment 6:
The details of any units or offering thereof, including whether any such offering could indirectly result in the Company selling shares of common stock at a price below net asset value, are not yet known or reasonably determinable and, therefore, any such details may be inaccurate, misleading or confusing to investors. Nor is such preliminary disclosure a market practice of other business development companies with universal shelf registration statements. However, the Company has included in Part C of the Registration Statement an undertaking to file a post-effective amendment to the Registration Statement with respect to any units offerings by the Company during the shelf offering period.

7.
Please confirm that in connection with the filing of each prospectus supplement a legal opinion and related consent of counsel will be filed with a post-effective amendment regarding each future offering of the Company’s securities.

Response to Comment 7:
The Company confirms to the Staff that, in connection with each offering of securities pursuant to the Registration Statement other than offerings of Common Stock (for which a legal opinion and related consent of counsel has already been filed), it will file a post-effective amendment containing as new exhibits copies of any legal opinions and related consent of counsel executed in connection with each such offering.
Summary, page 1

8.	Page 3 – Investment Portfolio – Please describe the credit ratings of the Company’s first lien and second lien loans or, if unrated, describe what they would be rated if rated by a nationally

U.S. Securities and Exchange Commission
February 9, 2018

recognized statistical rating organization. If the credit ratings are below investment-grade, please describe as junk bonds in a parenthetical or otherwise.
Response to Comment 8:
The Company has revised the disclosure as requested on page 3 of Amendment No. 1.

9.
Page 7 – Summary Risk Factors – This section describes twenty seven principle risks. Please revise to limit the summary to truly principle risks and describe non-principle risks elsewhere in the Registration Statement.

Response to Comment 9:
The Company has revised the disclosure as requested on pages 7 and 8 of Amendment No. 1.

10.	Page 8 – Summary Risk Factors – Please expand the summary risk factor, “Our investments are risky and speculative” to include credit ratings, including junk bonds, if applicable.
Response to Comment 10:
The Company has revised the disclosure as requested on page 8 of Amendment No. 1.
Offerings, page 9

11.	Page 9 – In the second paragraph regarding Selling Stockholders, please disclose who will bear the expenses of the Selling Stockholders and disclose an estimate of those expenses.

Response to Comment 11:
The Company has revised the disclosure as requested on page 9 of Amendment No. 1 to disclose that the selling stockholders will not be liable for or pay any of those expenses customarily incurred by a company conducting a registered primary offering of its securities, including the Company’s legal and accounting fees. However, the selling stockholders will pay or bear their portion of all underwriting discounts and commissions, transfer taxes and legal fees, if any, relating to any common stock sold by the selling stockholders and, if applicable, an approximate amount of such expenses will be included in the prospectus supplement relating to any such resale.

12.
Page 9 – Distributions – Please disclose that distributions may include a return of capital and state that a return of capital is a return to stockholders of a portion of their original investment in the Company. Also please disclose the short-term and long-term tax implications on stockholders of a return of capital distribution.

Response to Comment 12:
The Company has revised the disclosure as requested on page 9 of Amendment No. 1.

U.S. Securities and Exchange Commission
February 9, 2018

Fees and Expenses, page 14

13.	Page 14 – Dividend reinvestment plan expenses – Please confirm that stockholders pay no dividend reinvestment plan fees. Please see Instruction 4 to Item 3 of Form N-2.
Response to Comment 13:
The Company confirms to the Staff that stockholders pay no dividend reinvestment plan fees and that service fees, if any, and expenses related to the administration of the Company’s dividend reinvestment plan are paid by the Company.

14.	Page 14 – Example – In the bolded last sentence of this section, please delete “and the expenses in the table.” Please see Instruction 11(d) to Item 3 of Form N-2.
Response to Comment 14:
The Company has revised the disclosure as requested on page 15 of Amendment No. 1.
Risk Factors, page 19

15.	Page 26 – Please revise the language in first risk factor on this page to make clear that the Company is no longer an emerging growth company.
Response to Comment 15:
The Company has deleted the risk factor referenced by the Staff on page 26 of Amendment No. 1 in its entirety since the Company is no longer an emerging growth company.

16.	Page 36 – Please explain how derivatives are valued for the purpose of valuing gross assets. Also please confirm that notional value is not used.
Response to Comment 16:
The Company respectfully submits that, although the Registration Statement discloses that the Company may in the future enter into hedging transactions to manage the risks associated with interest rate fluctuations, it currently does not hold any such derivative instruments. The Company undertakes to treat any derivative instruments entered into by the Company in the manner described in any definitive statement or rule relating to the regulatory treatment of such derivative instruments adopted by the Staff.

17.	Page 38 – Please confirm that the Company will not issue preferred shares in the twelve months following the effective date of the Registration Statement.
Response to Comment 17:

U.S. Securities and Exchange Commission
February 9, 2018

The Company confirms that it does not currently intend to issue preferred shares in the twelve months following the effective date of the Registration Statement. The Company undertakes to revise and update the “Fees and Expenses” table in any prospectus supplement should the Company issue preferred stock in the next 12 months.
Price Range of Common Stock and Distributions, page 45

18.
Page 45 – Cash Dividend Per Share – Please confirm that none of the dividends summarized on this page include a return of capital. If a return of capital is included, then please disclose it separately in the table.

Response to Comment 18:
The Company confirms that none of the dividends summarized on this page include a return of capital.
Management, page 96

19.
Page 102 – Portfolio Managers – Please disclose clearly which of the group of portfolio managers are primarily responsible, or jointly responsible, for the day-to-day management of the Company’s portfolio.

Response to Comment 19:
The Company has revised the disclosure as requested on page 103 of Amendment No. 1.
Miscellaneous

20.	Please provide forms of preliminary prospectus supplements for each of the types of securities to be offered.
Response to Comment 20:
The Company has filed forms of preliminary prospectus supplements for each of the types of securities included in the Registration Statement as Exhibits 99.1 through 99.8 to Amendment No. 1.
* * * *
Please do not hesitate to contact me at (310) 284-4544 with any questions or comments regarding this response letter or Amendment No. 1. Thank you for your assistance.

U.S. Securities and Exchange Commission
February 9, 2018

Sincerely,

/s/ Monica J. Shilling

Monica J. Shilling

cc:     Michael A. Hart, TCG BDC, Inc.
William G. Farrar, Sullivan & Cromwell LLP